Filed by TechTarget, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933

and deemed filed pursuant to

Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.

Commission File No.: 001-33472

The following is a transcript of a webcast held by TechTarget, Inc. on February 7, 2024. The speakers are identified therein.

TechTarget, Inc.

Fourth Quarter and Full Year 2023 Financial Results Conference Call and Webcast

CORPORATE SPEAKERS:

Charles Rennick

TechTarget, Inc.; Vice President, General Counsel and Corporate Secretary

Greg Strakosch

TechTarget, Inc.; Executive Chairman

Michael Cotoia

TechTarget, Inc.; Chief Executive Officer

PARTICIPANTS:

Unidentified Participant

Craig-Hallum; Analyst

Kunal Madhukar

UBS; Analyst

Justin Patterson

KeyBanc; Analyst

Robert Morelli

Needham; Analyst

Andrew Marok

Raymond James; Analyst

Bruce Goldfarb

Lake Street; Analyst

PRESENTATION:

Operator^ Good afternoon. Thank you for attending the TechTarget Reports Fourth Quarter and Full Year 2023 Financial Results Conference Call. My name is Matt and I will be your moderator for today’s call. All lines will be muted during the presentation portion of the call, with an opportunity for questions and answers at the end. If you would like to ask a question, please press star one on your telephone key pad. I would now like to pass the conference over to our host, Charles Rennick, with TechTarget. Charles, please go ahead.

Charles Rennick^ Thank you, Matt. And good afternoon, everyone. The speakers joining us here today are Greg Strakosch, our Executive Chairman, Mike Cotoia, Chief Executive Officer, and Daniel Noreck, our Chief Financial Officer. Before turning the over to Greg, we would like to remind everyone on the call of our earnings release process.

As previously announced, in order to provide you with an update on our business in advance of the call, we’ve posted our shareholder letter on the Investor Relations section of our website and furnished on an 8-K.

You can also find these materials with the SEC free of charge at the SEC’s website at www.sec.gov.

The corresponding webcast as well as a replay of this conference call will be made available on the Investor Relations section of our website. Following Greg’s introductory remarks, the management team will be available to answer questions.

Any statements made today by TechTarget that are not factual, including during the Q&A, may be considered forward-looking statements.

These forward-looking statements, which are subject to risks and uncertainties, are based on assumptions and are not guarantees of our future performance. Actual results may differ materially from our forecast and from these forward-looking statements.

Forward-looking statements involve a number of risks and uncertainties, including those discussed in the risk factors section of our most recent periodic reports on Forms 10-Q and 10-K. These statements speak only as of the date of this call, and TechTarget undertakes no obligation to revise or update forward-looking statements in order to reflect events that may arise after this conference call, except as required by law. Finally, we may also refer to certain financial measures not prepared in accordance with GAAP.

A reconciliation of certain of these non-GAAP financial measures to the most comparable GAAP measures to the extent available without unreasonable effort accompanies our shareholder letter. And with that, I’ll turn the call over to Greg.

Greg Strakosch^ Great. Thank you, Charlie. Well, the big news since our last earnings call was the announcement we made on January 10th. We’ve entered into a definitive agreement with Informa, to combine TechTarget with Informa’s tech digital business. The combined company will have increased scale with over 8,000 customers in over 20 countries, first-party purchase intent data from over 220 leading digital brands, and a permissioned audience of over 50 million people. The combination increases our TAM by over 10x as we will enter 18 new vertical markets with a unique end-to-end solution across the go-to market. The combination creates a company with a strong financial profile. We expect 2024 pro forma revenues to be over $500 million. Within five years, we expect revenue to grow to over $1 billion in revenue, and at least 35% EBITDA margins.

We structured the deal so our shareholders will get some immediate benefit by receiving an $11.79 per share in cash and long-term benefit for providing the opportunity for shareholders to participate in the value creation through a 43% stake going forward. In regards to the current environment, we came in slightly ahead of the high end of our Q4 guidance.

This reflects a macro technology environment, [in] which customers remain cautious regarding their sales and market investment levels.

We expect this dynamic to continue throughout 2024 because of uncertainty surrounding inflation, interest rates, the presidential election, and geopolitical issues internationally. I will now open the call to questions.

Operator^ If you would like to ask a question, please press star [indiscernible] one on your key pad. If, for any reason, you would like to remove that question, please press star, followed by two. Again, to ask a question, press star one. As a reminder, if you are using a speaker phone, please remember to pick up your handset before asking your question. We will pause here briefly as questions are registered. The first question is from the line of Jason Kreyer with Craig-Hallum. Your line is now open.

Unidentified Participant^ This is Cal Bartyzal for Jason. First one for me. I was just wondering if you could just talk a little bit on the AI capabilities across TechTarget and Informa. You know, if there’s any kind of differences in approaches between the two companies and how complementary those capabilities can come together?

Michael Cotoia^ Cal, this is Mike. I’m going to focus on the AI capabilities with TechTarget right now because we’ve been working with our Generative AI capabilities and road map for the last year plus. So I really want to focus on that. And I see this really four areas that we are—where we see the benefits of Generative AI in creating measurable impact on the business.

On the first side, I’d say, would be on our product side. In Q4, we launched our Intent Mail AI, which is under our Personal Assist product suite. And what that does is hyper-personalize and auto generate e-mails for sales reps to leverage for the outreach, sales reps who work for our customers.

So what we’re doing in that it leverages AI to blend TechTarget prospect level, purchase intent insights and behavior along with what we call recent product aligned customer information to personalize our reps outreach. And what this does, it increases response time, reduces the time to create the e-mails, and as part of their product suite, we also have different entry points or points of interest at the individual prospect level, so a rep can build a cadence that has multiple entry points to engage with a prospect that they are- he or she- is targeting.

We’ve seen good adoption in terms of reps leveraging that, reducing their time to create e-mails and leveraging the first-party prospect-level intelligence. We’ve also seen internally leveraging across our internal functions within TechTarget. [You know,] we have a content marketing department whose goal is to help promote customers’ content to our audience and to their prospects.

And everything that we do is 100% indexed by topic, by content, we rate the performance, the promotions. So what we’ve done on that is we’ve built a model that now instead of hiring more junior copywriters, we’re taking on more experienced copywriters to help train the models to do the promotion and subject lines for the white paper and webinar assets that we want to promote to our customers. So we’ve taken that. We’ve seen success on that and now we’re evaluating and rolling out Gen AI for internal control, for internal procedures and processes across four or five other different functional areas. I think in terms of member and audience and creating a better user experience for our members who come to our sites, we’ve built a private LLM driven out of our own content and first-party data, which is all behind the firewalls, to provide what I would call a micro experience, which will be driven by comp intelligence.

So when a user or a member comes to our sites, we can then prompt them to find out what other information that would be relevant for them for their research and then guide them to our knowledge base of content, whether it’s editorial content, vendor content, analyst written content, webinar content to make sure it’s a better user experience.

And as we create a better user experience for our members, we also gain relevant first-party purchase intent signals. And then I would say, whenever there is a disruptive or an evolution in the market, that benefits TechTarget quite well. We see that — you know, we’re celebrating our 25th anniversary — we came into the business. Storage is big virtualization became a big mover, cloud, now AI.

And if you take a look at the content that we produce, and we have 1,000 number one rankings around the topic of Generative AI and vendors and customers need to cut through the noise because there’s a lot of noise on how to leverage it, what are the regulatory concerns, how does it work in enterprise tech, that has always been beneficial and a driver for our TechTarget business.

So those are the four areas I would say that we implement it and continue to implement and evolve around the business.

Unidentified Participant^ Perfect. And then just last one for me. It looks like the guide implies something like a double-digit decline in Q1 but flat or better for the year. Is there anything that you would call out that’s kind of signaling that you could see spend free up a little bit in the second half?

Michael Cotoia^ Yes. So I’d say Q1 is always historically the lowest and you align this to the technology market. Q1 is always the smallest revenue quarter for the year and that aligns with the technology market. When you see Q4 to Q1 over the history of our business, typically between 10 and 13% decline from Q4 to Q1, and we’re predicting between 9% and 10%. I think it’s still, as we mentioned in the shareholder letter, there are not a lot of — with big catalysts in the market right now.

We’ve seen the high interest rates, the inflation. We have a geopolitical situations going on, and we have an upcoming election. But what we are also are seeing is our customers are spending a lot of money in R&D, and there’s always going to be a pent-up demand when that shift goes from cost cutting to growth because there will be a pent-up demand for technology as well as for marketing and sales, typically a flight back to quality, and we’ve seen this through several downturns over the course of 25 years. And we’re seeing some — again, very consistent with our November call, like pretty stable and no surprises right now. So as we’ve seen that stabilize versus last year going into Q1, we saw a big dip, gives us some signs that the market stabilized a little bit.

And when the pent-up demand is there, there’ll be a flight back to quality, and we’re putting ourselves in the best position to take advantage of that flight back to quality and focus on the recovery.

Unidentified Participant^ Perfect. Thank you so much.

Operator^ Thank you for your question. The next question is from the line of Kunal Madhukar with UBS. Your line is now open.

Kunal Madhukar^ Hi. Thank you for taking my questions. A couple, if I could. One is on the permission audience. So what percentage of your traffic in any given month is permissioned audience? And how much of the permissioned audience have you kind of maybe potentially lost because of all the layoffs? That’s one. Second is with regard to the guide, I wanted to understand seasonality and what’s going into your guide in terms of the 1Q that you’ve done explicitly and the 4Q what are the Q-on-Q trends in revenue that you’re kind of anticipating?

Michael Cotoia^ Okay. Let me talk on the permission-based audience side, I would reflect that to our organic traffic. And so we saw an increase of 14% year-over-year of organic traffic, Kunal. And that’s actually coming off a — that’s actually coming off a high watermark for ‘22 — Q4 and ‘22 where we saw 51% growth in the previous year. So in terms of audience and, you know, permission-based audience, whenever we run program for our customers in terms of lead gen or delivering prospect level intelligence, 100% of our audience is permission-based.

In terms of the layoffs, where we’re seeing layoffs at the vendor side, not necessarily at the buying team side. So the announcement that you see continuously throughout 2023 and even into Q1 of 2024 are tech vendors with a lot of layoffs around sales and marketing because of their numbers and their demand that they have, and that doesn’t really impact what we see in terms of the traffic on a permission-based audience.

On your second question in terms of seasonality, I’m going to go back to historically what we see and you can go back into our financials for the last, you know, 16 years, 17 years of being public, is that Q1 is typically the smallest revenue quarter.

Vendors are not done finalizing their budgets. A lot of the vendors are year-end or December year end. So budgets might not get finalized until February or March. So — and in terms of their world, that’s typically their lowest revenue quarter. In Q2, it ramps up.

You see a lot of product releases and updates being presented by customers. You’ll see them have more trade shows, you know, in April and May. Q3 levels off with Q2, typically. You have some of the summer months, especially in Europe, where people are taking vacations. And then Q4 is typically their largest revenue quarter, both for us TechTarget, but that directly aligns the enterprise tech market as well.

So, you know, we’re starting to see some signs where that is coming back slowly in terms of those patterns, and that’s what we’re focused on in terms of our investments and the opportunity to get back to.

Kunal Madhukar^ Thank you.

Operator^ Thank you for your question. [The] next question is from the line of Justin Patterson with KeyBanc. Your line is now open.

Justin Patterson^ Great. Thank you and good afternoon. Two if I can. First, just going back to guidance. When you think about just kind of the bit of recovery over the course of the year, is that driven primarily by customer growth within there, or are you making some assumptions in terms of just pricing impacts around Priority Engine and the rest? So that’s question number one.

And then question number two, just philosophically, the product portfolio you have today is very different than what you’ve had in the past coming out of downturns, whether it’s ESG or even just the BrightTALK asset. So if you kind of look at the TechTarget that exists today, how do you think a recovery might — an enterprise recovery — might differ today versus what you’ve seen in the past?

Michael Cotoia^ Great. So, I’m going to start with your second question first because you bring up a good point, the product portfolio today is much different than it was three years ago, five years ago, even two years ago. And that’s been part of our strategic road map. It’s very important, and what we’ve been very conscious about, is making sure whether it’s through our organic capabilities and launches on our product side or through acquisitions, we want to be the premier provider to help our customers with their end-to-end go-to-market strategy.

So when the recovery comes back, you’re going to have customers that are going to increase their demand around content marketing. They need really relevant content to talk about the technical or the economic validation and positioning within the market to engage with the right buyers. So now getting into that end-to-end go-to-market strategy earlier with, not only the ESG capabilities, but the BrightTALK capabilities through multimedia format, making sure we can do this through webinars, we can do this through PDF, we can do this through, you know, infographics, to make sure that we’re helping our customers earlier in their go-to-market stage. Then being able to take that content and put those into very effective programs that will be delivered and put in front of prospect level- you know- prospect and buying teams that we know who they are, we know that they’re permission based, we know everything that they’re looking at and then being able to capture all that intent to deliver both [of] the sales and the marketing organizations to help them prioritize, not only accounts, but the individual prospects within those accounts, so combining that together and into being able to plug into the health care vertical with Xtelligent, and create additional peripheral content. That’s been really important for us, and that’s a big focus.

So when you have an opportunity to play in the whole end-to-end go-to-market strategy for a vendor, put yourself in a really good position. In terms of your first question, how we see, you know, the modest growth I think it’s a combination. So like we reported, the number of customer count was down and that reflected in terms pretty close to the decline in revenue for this year.

We started seeing the overall, you know, revenue per customer leveled up was actually up a little bit. But I think it’s a combination between, yes, there will be some customers that are coming back to net new. I think there’s some pricing capabilities that we have on our technology.

I also did some of the new products that we’ll be launching as part of our road map with Priority Engine, some extensions of what we’re doing and having some of these regions that may have been consolidated into a global spend on North America. If the market starts picking up, later in the second half, that there’s more budget being allocated to field marketing. We mentioned in the last two earnings calls. Whenever we see a pullback, [markets] just get centralized.

We tend to take them out of the region. They want to centralize them, typically in the U.S., then they allocate some dollars on that. Well, the reasons [is that they] have numbers to hit too, they have sales, they have field marketers down there. So between yes, customer — increasing customer count, some pricing — and new product solutions, that’s the approach that we see for 2024, and more importantly for 2025 and beyond.

Justin Patterson^ Great. Thank you very much.

Operator^ Thank you for your question. [The] next question is from the line of Josh Riley with Needham. Your line is now open.

Robert Morelli (for Josh Reilly)^ Hi. This is Rob Morelli on for Josh. Thanks for taking the question. Regarding the acquisition of Informa, the 2025 pro forma model assumes about 500 [basis points] in EBITDA grew year-over-year in the combined company, assuming linear progression with the margin. Should we expect the margin progression is linear over the next few years? And can you just touch on some of the key items that will drive the anticipated margin improvement?

Michael Cotoia^ Okay. So you were a little broken up on that. I think you were talking about the margin expansion over the years. And what we say is, you know, we, TechTarget’s had a really good history of making sure that we manage our margins. And when you have a $500 million — if you look at the numbers and it’s a pro forma $500 million going into 2025 and the ability to take on revenue growth, which we have shown improvement in over the history of our of time, we have a greater than 50% incremental EBITDA margin.

It’s — a lot of that revenue ends up all in the bottom line. So we’ll be able to expand the margins on that side. Getting into the real key on this is a lot of growth through cross-selling and upselling our platforms into new customers. Also if you take a look at the two businesses when they combine, there are over 8,000 customers that we have an opportunity to both cross-sell and upsell the solutions that we have, respectively, to get a deeper footprint into existing customers.

In terms of the Omdia business, which I can’t really comment on them, that’s a new product line, but it really does align with our strategy that we’re talking about getting into our customers earlier to help them with their end-to-end go-to-market strategy. So, to revenue growth, driving 50% plus incremental EBITDA margins. If you do the math over the five years, you get to your 35% EBITDA margin. That won’t be in year one; that gets over the period of several years to the growth and the opportunities that we have.

Robert Morelli (for Josh Reilly)^ Got it. That’s helpful. And then regarding some of the products coming from Informa, Industry Dive brings some nice diversification from an industry perspective, while Omdia is solely focused on the tech industry. Does it make sense to bring some of Industry Dives, 20 verticals into the business model of Omdia given it’s a pure subscription and expand their business coverage beyond tech verticals?

Michael Cotoia^ Yes. I cannot comment on the Informa business and each of their divisions on it. What I can comment on is what our strategy has been and has been publicly announced, although getting into adjacent markets, making sure we have our content enablement services, making sure we have an end-to-end solution, and having the platform to reach across all the opportunities, including adjacent markets.

So that being said, that’s been a vision that we’ve stated pretty clearly around permission-based audience, first-party insights, and a comprehensive end to end go-to-market strategy. And so when we have the combination, we’ll be able to — when that’s finalized side, we’ll be able to dive into that a little bit more with the public.

Robert Morelli (for Josh Reilly)^ Got it. Thanks for the color.

Operator^ Thank you for your question. [The] next question is from the line of Andrew Marok with Raymond James. Your line is now open.

Andrew Marok^ Great. Thanks for taking my question. I wanted to dig in on the customer count a little bit. So that decline seems like it accelerated in 4Q. You know, it was down 100 in 3Q, down about 300 in 4Q. What do you think is the floor here? And I guess, to the extent that you know, how much of the decline over the course of ‘23 is kind of involuntary like companies going out of business versus voluntary cutbacks?

Michael Cotoia^ So I would say the decline — if you look at the overall decline throughout the year, you had a lot of customers that may have signed annual deals in 2022. And it was the second half of 2022, really in Q3 when we started seeing some of the decline. So you didn’t have a lot of folks- a lot of organizations sign up for annual deals going into Q4 of 2022. That’s when the market started to send signals that it was slowing down. So that’s probably one of the reasons why, you know, Q4 was a little bit higher people that signed annual deals up to May, June, July, that expired, they were dealing with the macro, they pulled back.

In terms of, you know, the voluntary or involuntary, you got to understand, there’s a couple of things. We’re less than one year out from the Silicon Valley Bank collapse, and they are 100% focused on technology companies. So a lot — some of those companies went away. A lot of those companies are still in business but they are navigating through the environment and they have to make sure they are managing their costs very closely.

So if the market picks up, as we talked about, and the demand picks up, which it will, it’s not a matter of if, it’s a matter of when, a lot of those companies will come back. Also during the customer count, and I mentioned this earlier, you might have an organization that’s spending in North America, EMEA and APAC, and the APAC region may have cut back. And EMEA may have cut back, but North America was still going. That would decrease our customer count based on those regionals that we treat as separate businesses because we’re working on separate contracts and agreements — when the market comes back, you typically see that centralized budget flush back into the field. So that’s the color I could give you. I can also tell you, if you look at the total customer count, and the revenue — and I got Dan right here — I think the overall revenue per customer was actually up slightly in 2023 versus 2022.

So it’s, you know, and again, it’s another sign we talked about in November, we’re saying, no, no major surprises right now. And this is what we’re seeing right now. We’re navigating it, and we don’t see things [falling up], and we don’t see big catalysts sprucing up right now in the first half of 2024.

Andrew Marok^ Really appreciate the color. Thank you. That’s very helpful. And one more, if I could. I mean, I understand that it’s very early days right now, and this may not even be that much of a client-facing effort at this point, but has there been any meaningful feedback from your clients so far in terms of the reaction to the announcement of the Informa deal?

Michael Cotoia^ No, not really. I mean we’re not really allowed to discuss, you know, but we’re really focused on business as usual here and making sure we’re doing the right things for the business. But, but listen, I will tell you this. In my own view, I think it’s a pretty — like when we talked about our M&A strategy for the last three years. I’m going to guess that there is a really big “I get it” factor. And that’s, again, from my own point of view. We talked about our strategy of driving our first-party purchase intent data, permission-based audience, and content.

And so, we’ve been very clear over the last three years and also getting into adjacent markets. So we’ve been discussing this publicly over the last couple of years as part of our road map strategy, and, you know, this is the announcement that we’re putting in front of everyone, and they can interpret how they want, but you know, we can’t really share what we hear for feedback.

Andrew Marok^ Ok. Thank you. Really appreciate it. Thank you for the color.

Operator^ Thank you for your question. [The] next question is from the line of Bruce Goldfarb with Lake Street. Your line is now open.

Bruce Goldfarb^ Hey- thanks for taking my call, my questions. With Google Chrome’s new treatment of cookies, have you seen any increased lift in budget from longtime customers allocating more to TechTarget spend versus legacy cookie-driven spend?

Michael Cotoia^ So as we all know Google announced the phasing out of cookies starting in January and accelerating that throughout the end of the year. It was just announced in terms of them putting that in action, definitely talk about playbook. I mean we are all first-party data, both at the prospect level and as well as at the account level.

We’re going to take advantage of that in terms of our go-to-market strategy and making sure that, you know, customers — and we believe and even part of some of our product strategy, which you’ll see us announce in Q1 will be — the end of Q1 — will be account only insights, you’ve got to remember that most of our customers have always bought prospect level intelligence from us, and we’ve identified the accounts that those prospects work in. You have a lot of accounts that buy — a lot of our customers also want modeling, propensity modeling, ABM strategies with account-only information.

So as part of our road map strategy and our product launches, you’re going to see some announcements around our account insight feeds, which could be at the account level only and tying that into our first-party data versus Google phasing out third-party cookies, we see that as a pretty big competitive advantage.

Bruce Goldfarb^ Thank you. And then post — I don’t know if you can answer this, but post InformaTech combination, should we expect the new Board Chairman to be elected from the post-close directors? Or could it be a new director?

Michael Cotoia^ It could be, I mean it could be a new director.

Bruce Goldfarb^ It could be. Okay. And then, and then lastly, when do you expect demand in the legacy business to stop contracting? Do you think like Q3, Q2 or Q3 or Q4?

Michael Cotoia^ Yes. I mean, like you said it. I mean the numbers in the guidance we gave this year are relatively flat, up, your know, 2%. Heading into 2024, we still have — on the tech industry — on the enterprise B2B tech industry, we still have high inflation, high interest rates and a lot of layoffs right now. That’s still got to get settled. What I do know on this is, we’ve seen pullbacks before.

And we’re seeing customers who have spent a lot of money, invest a lot of money in R&D. We also see technology initiatives such as AI. We’ve seen it with virtualization and cloud and other things before that create a pent-up demand. And it’s not a matter of if, it’s a matter of when the market turns around — where customers turn from, hey I got to watch everything I do on cost, to I really need to focus on growth through sales and marketing efforts regionally and globally. And when that turns — and I wish I had a crystal ball on that. I mean we’ve seen some signs like I mentioned in the last couple of quarters through stabilization.

When that turns, they will be quick recover, in my opinion. And we’ve seen that in the past. And when we see that recovery and whether that’s Q3 ‘24, Q4 ‘24 or the beginning of 2025, our goal is to be ready for that recovery to take the upside in that. And that’s — as you can see, some of the investments we’ve made, the announcements that we’ve made, that is a real focus for us right now.

Bruce Goldfarb^ Great. Thank you.

Operator^ Thank you for your question. There are no additional questions waiting at this time, so that will conclude the conference call. Thank you for your participation. You may now disconnect your lines.

Additional Information and Where to Find It

In connection with the proposed transaction (the “proposed transaction”), among TechTarget, Inc. (“TechTarget”) Toro CombineCo, Inc. (“CombineCo”), Toro Acquisition Sub, LLC, Informa plc (“Informa”), Informa US Holdings Limited and Informa Intrepid Holdings Inc. (“Informa Tech”), TechTarget will prepare and file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement of TechTarget that also constitutes a prospectus of CombineCo (the “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to stockholders of TechTarget. TechTarget and CombineCo may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any proxy statement, registration statement or prospectus, or any other document that TechTarget or CombineCo (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF TECHTARGET ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY

STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED BY TECHTARGET OR COMBINECO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION, WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. TechTarget investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when they become available), as well as other filings containing important information about TechTarget, CombineCo, and other parties to the proposed transaction (including Informa), without charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by TechTarget will be available free of charge under the tab “Financials” on the “Investor Relations” page of TechTarget’s internet website at https://investor.techtarget.com or by contacting TechTarget’s Investor Relations Department at gmann@techtarget.com.

Participants in the Solicitation

Informa, TechTarget, CombineCo, and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies from TechTarget’s stockholders in connection with the proposed transaction. Information regarding the directors of Informa is contained in Informa’s annual reports and accounts available on Informa’s website at www.informa.com/investors/ and in the National Storage Mechanism at data.fca.org.uk/#/nsm/nationalstoragemechanism. Information regarding the directors and executive officers of TechTarget is contained in TechTarget’s proxy statement for its 2023 annual meeting of stockholders, filed with the SEC on April 19, 2023, and in other documents subsequently filed with the SEC. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that involve substantial risks and uncertainties. All statements, other than historical facts, are forward-looking statements, including: statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction, such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, business plans, expanded portfolio and financial strength; the competitive ability and position of CombineCo following completion of the proposed transaction; legal, economic, and regulatory conditions; and any assumptions underlying any of the foregoing. Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “plan,” “could,” “would,” “project,” “predict,” “continue,” “target,” or the negatives of these words or other similar terms or expressions that concern TechTarget’s or CombineCo’s expectations, strategy, priorities, plans, or intentions. Forward-looking statements are based upon current plans, estimates, and expectations that are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates, or expectations will be achieved, and therefore, actual results may differ materially from any plans, estimates, or expectations in such forward-looking statements.

Important factors that could cause actual results to differ materially from such plans, estimates, or expectations include, among others: that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations, or restrictions in connection with such approvals or that the required approval by the shareholders of TechTarget may not be obtained; the risk that the proposed transaction may not be completed in the time frame expected by Informa, TechTarget, or CombineCo, or at all; unexpected costs, charges, or expenses resulting from the proposed transaction; uncertainty of the expected financial performance of CombineCo following completion of the proposed transaction; failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the relevant portion of the Informa Tech business with the business of TechTarget; the ability of Informa to implement its business strategy; difficulties and delays in achieving revenue and cost synergies of Informa; the occurrence of any event that could give rise to termination of the proposed transaction; potential litigation in connection with the proposed transaction or other settlements or investigations that may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification, and liability; evolving legal, regulatory, and tax regimes; changes in economic, financial, political, and regulatory conditions, in the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics, geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade, and policy changes associated with the current or subsequent U.S. administration; risks related to disruption of management time from ongoing business operations due to the proposed transaction; certain restrictions during the pendency of the proposed transaction that may impact TechTarget’s ability to pursue certain business opportunities or strategic transactions; Informa’s, TechTarget’s, and CombineCo’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of TechTarget’s common stock; the risk that the proposed transaction and its announcement could have an adverse effect on the ability of TechTarget to retain customers and retain and hire key personnel and maintain relationships with customers, suppliers, employees, stockholders, strategic partners and other business relationships and on its operating results and business generally; market acceptance of TechTarget’s and the relevant portion of the Informa Tech business’s products and services; the impact of pandemics and future health epidemics and any related economic downturns on TechTarget’s business and the markets in which it and its customers operate; changes in economic or regulatory conditions or other trends affecting the internet, internet advertising and information technology industries; data privacy and artificial intelligence laws, rules, and regulations;

the impact of foreign currency exchange rates; certain macroeconomic factors facing the global economy, including instability in the regional banking sector, disruptions in the capital markets, economic sanctions and economic slowdowns or recessions, rising inflation and interest rate fluctuations on TechTarget’s and the relevant portion of the Informa Tech business’s results; and other matters included in TechTarget’s filings with the SEC, including in Item 1A of its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the Proxy Statement/Prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication.

Any forward-looking statements speak only as of the date of this communication. None of Informa, TechTarget, or CombineCo undertakes any obligation to update any forward-looking statements, whether as a result of new information or developments, future events, or otherwise, except as required by law. Neither future distribution of this communication nor the continued availability of this communication in archive form on TechTarget’s website at https://investor.techtarget.com or Informa’s website at www.informa.com/investors should be deemed to constitute an update or re-affirmation of these statements as of any future date.